UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on P-82 construction contract

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Rio de Janeiro, October 4, 2022 - Petróleo Brasileiro S.A. – Petrobras informs that today it signed a contract with Sembcorp Marine Rigs & Floaters for the construction of the P-82 platform, as a result of the advancement of the Búzios field development project, in the Santos Basin pre-salt area.

The P-82 will be of the FPSO type and will have the capacity to produce up to 225 thousand barrels of oil per day, process up to 12 million m³of gas per day, and store more than 1.6 million barrels. The project foresees the interconnection of 16 wells, 9 of which are producers and 7 injectors.

The platform is scheduled to start operating in 2026, and it will be the tenth platform to be installed in the Búzios field, where Petrobras is the operator, with a 92.6% stake in the field, having CNOOC and CNODC as partners, with 3.7% each.

The P-82 will be the 29th unit to go into production in the pre-salt and is part of Petrobras' new generation of platforms, which are characterized by their high production capacity and by their innovative low-carbon technologies.

The unit will incorporate, for example, the so-called closed flare technology, which increases gas utilization in a safe and sustainable manner and prevents it from being burned into the atmosphere. Other innovations will be the methane gas detection system, capable of acting to prevent or mitigate the risk of leaks of this compound and the "digital twins", which consists of a virtual reproduction of the platform to enable simulations and remote tests, before it goes into operation, a factor that aims to increase safety and reliability.

The platform will also be equipped with CCUS technology - Capture, Use, and Geological Storage of CO2. Petrobras is a pioneer in the use of this technology, which allows it to combine increased productivity with reduced carbon emissions.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 04, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer